September 25, 2025

Matthew Clark
Chief Financial Officer
The Cheesecake Factory Incorporated
26901 Malibu Hills Road
Calabasas Hills, CA 91301

       Re: The Cheesecake Factory Incorporated
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 000-20574
Dear Matthew Clark:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services